FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of June 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Acquire Shares in Jiangsu Kaiyu Auto Appliance in China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on June 20, 2012, in Kyoto, Japan

Nidec to Acquire Shares in Jiangsu Kaiyu Auto Appliance in China

Nidec Corporation (NYSE: NJ, the “Company”) today announced that it has agreed to acquire shares in Jiangsu Kaiyu Auto Appliance Co., Ltd., a Chinese company (“Kaiyu”), to be privately issued to the Company in a capital increase transaction (the “Transaction”), and entered into an agreement for the Transaction with Jiangsu Luokai Mechanical and Electrical Manufacturing Group Co., Ltd. (“Luokai”) and the other shareholders of Kaiyu.  Immediately following the Transaction, the Company is expected to hold a 51% ownership interest in Kaiyu.  Details of the Transaction are set forth below.

1.

Purpose of the Transaction

The Company has sought to expand its automotive motor business as one of its pillar businesses not only through organic growth but also by actively pursuing opportunities to acquire companies in the industry.

Kaiyu sells its products to Chinese automobile manufacturers and has strong presence in the Chinese market, which is expected to expand and grow, as a manufacturer of brush motors for electric power steering (“EPS”) systems.  Through the Transaction, the Company seeks to acquire technologies for brush motors for EPS systems, which the Company currently does not possess, and business opportunities in the Chinese automobile market, new entry into which has been difficult.

In addition, the Company and Kaiyu will aim to expand sales of brush motors for EPS systems to non-Chinese automobile manufacturers and to emerging economies outside China by mutually taking advantage of each other’s research and development capabilities, manufacturing facilities and sales channels.

2.

Information on Kaiyu (prior to the Transaction)

(1) Company Name:

Jiangsu Kaiyu Auto Appliance Co., Ltd.

(2) Headquarters:

Changzhou City, Jiangsu Province, China

(3) Total Equity:

8 million yuan

(4) Year of Establishment:

2001

(5) Shareholders:

Luokai: 51%

Wang Caohai (General Manager): 32%

Other management members: 17%

(6) Principal Place of Business:

China (Changzhou, Wuhan and Chongqing)

(7) Principal Businesses:

Development, manufacturing and sale of brush motors for EPS systems and automotive fans

(8) Employees:

372

(9) Sales in Previous Fiscal Year:

94 million yuan (unaudited pro forma consolidated sales for the year ended December 31, 2011)

3.

Information on Luokai

(1) Company Name:

Jiangsu Luokai Mechanical and Electrical Manufacturing Group Co., Ltd.

(2) Headquarters:

Changzhou City, Jiangsu Province, China

(3) Total Equity:

52 million yuan

(4) Year of Establishment:

1970

(5) Principal Businesses:

Development, manufacturing and sale of high-voltage and low-voltage circuit breaker actuating mechanism

(6) Employees:

570

(7) Sales in Previous Fiscal Year:

400 million yuan

4.

Structure of the Transaction

5.

Expected Schedule of the Transaction

(1) First Payment Date (20% of Total Consideration):	After obtaining certificate of approval for establishment of enterprise with foreign investment in the PRC (expected in early September 2012)
(2) Second Payment Date (80% of Total Consideration):	Within 3 months of obtaining business license*

* Expected to be obtained approximately 5 weeks after the first payment date.

6.

Effect on Financial Performance for the Current Fiscal Year

The impact of the Transaction on the Company’s consolidated financial performance for the current fiscal year is expected to be insignificant.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Company or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully completing the planned transaction, the anticipated benefits of the planned transaction not being realized, shifts in technology or user preferences for particular technologies, whether and when required regulatory permits and approvals are obtained, and changes in business environments.  The Company does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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